FILED BY ENDURANCE SPECIALTY HOLDINGS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ASPEN INSURANCE HOLDINGS LIMITED

SEC REGISTRATION STATEMENT FILE NO. 333-196596

Endurance Specialty Holdings Sends Letter to Aspen Insurance Holdings Shareholders

Highlights Clear Choice: Immediate Premium Value Offered by Endurance Versus Shareholder Disenfranchisement and Underperformance at the Hands of Aspen’s Board and Management

Aspen Shareholders Requested to Vote For Endurance’s Two Proposals by Signing, Dating and Returning the WHITE Card by July 25th

PEMBROKE, Bermuda, June 27, 2014 – Endurance Specialty Holdings Ltd. (“Endurance”) (NYSE: ENH) is sending a letter to the shareholders of Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) urging them to make their voices heard on two critical questions fundamental to Aspen’s strategic direction and corporate governance.

This letter follows the June 18, 2014 mailing of a definitive solicitation statement, including a WHITE authorization and consent card, that empowers Aspen shareholders to requisition a special general meeting of shareholders in connection with a proposal to increase the size of Aspen’s board of directors from 12 to 19 directors and to authorize support for the proposal of a Scheme of Arrangement by Endurance.

Endurance states in its letter that it has set July 25, 2014 as the target date for Aspen shareholders to vote on its two proposals.

The letter being mailed to Aspen common shareholders reads as follows:

Dear Fellow Aspen Shareholder:

This summer marks an important juncture, as you have the opportunity to help determine the future direction of your company. Endurance has proposed to acquire all of the common shares of Aspen for a highly attractive premium and a compelling opportunity for future value creation. The board and management of Aspen have stuck their heads in the sand, refusing to engage in any discussions with us regarding our proposal. Instead, they are asking you to forsake immediate premium value for your Aspen shares for an uncertain future led by a board of directors and a management team more interested in protecting their personal interests than creating value for you – Aspen’s shareholders. We are not asking you to vote at this time on whether to accept Endurance’s proposal, but rather to answer two fundamental questions regarding the future of your company:

1)	Does your voice – the voice of the true owners of Aspen – deserve to be heard on a question as important as the proposal made by Endurance?

AND

2)	Is now the time to end the Aspen board’s campaign of entrenchment and shareholder disenfranchisement – highlighted by its track record of underperformance and consistently poor corporate governance that thwarts the wishes of its shareholders?

Your answer to these questions should be YES, as should your votes on the two specific proposals before you:

•	To authorize the requisitioning of a special general meeting of Aspen shareholders to increase the size of Aspen’s board from 12 to 19 directors; and

•	To authorize support of a court-ordered meeting of Aspen shareholders to consider and vote on a Scheme of Arrangement.

Your support FOR these proposals by signing, dating and returning the enclosed WHITE authorization and consent card will represent concrete action towards realizing the significant value of Endurance’s proposal and will send a clear message to the Aspen board of directors to focus first on Aspen’s shareholders.

The degree of entrenchment that has been displayed by Aspen’s board and management is astonishing. Their refusal to engage with Endurance is a clear abdication of their responsibility to you, although it is not surprising given the history of the Aspen board and management consistently acting in their own – and not their shareholders’ – best interests.

THE CONTRAST IS CLEAR

	Aspen	Endurance
Corporate Governance

x     Significant entrenchment devices limiting accountability to shareholders, including:

x     Board is classified, with directors serving three year terms

x     Directors can only be removed “for cause”

x     Board adopted a “poison pill” in April 2014 that prevents shareholders from realizing the benefits of transaction proposals such as that brought by Endurance

✓    Shareholder-friendly governance structure, including:

✓    Entire board stands for reelection on an annual basis, with a majority vote standard

✓    Directors can be removed by shareholders for any reason

✓    No poison pill

✓    Endurance encourages and respects the views of shareholders

	x	Amazingly, Aspen believes that empowering its shareholders to vote is “coercive”

	x	Lack of alignment by board and management with shareholders – insiders own less than 1.2% of Aspen	✓	Substantial alignment with shareholders – insiders own 5.2% of Endurance

Alignment with Shareholders	x

Special strategy committee created by the Aspen board to consider proposed transaction is not comprised solely of independent directors and includes Aspen CEO Chris O’Kane – a clear conflict of interest

✓ Chairman and CEO John Charman continues to invest his own personal capital in the company, including a commitment to invest an additional $25 million as part of the proposed transaction

			✓	Endurance board created committee to evaluate the proposed transaction comprised solely of independent directors

	x	Substantial withhold votes for Chris O’Kane (over 20% of shares voted) and other Aspen directors at 2014 annual general meeting, after the rejection by Aspen of Endurance’s initial acquisition proposal	✓	John Charman reelected to Endurance’s board with over 98% of the vote at 2014 annual general meeting, after the announcement of Endurance’s initial proposal to acquire Aspen

	x	In April 2014, following public announcement of Endurance’s initial acquisition proposal, Chris O’Kane received a share grant that was 26% larger than his 2013 share grant	✓	Endurance’s board and management focus their efforts on increasing shareholder value

	x	At the direction of current management, Aspen has acquired over 200 works of art – an unnecessary and wasteful diversion of management’s time and corporate assets

Performance	x	Aspen’s performance has lagged that of Endurance and its other competitors across most key metrics over the past 5 years	✓	Endurance has consistently outperformed Aspen over the past 5 years, including:

			✓	Total return to shareholders (124% for Endurance versus a much lower 83% for Aspen)

✓     Diluted book value per   share growth (including   dividends) (13.0%   CAGR for Endurance   versus a much lower   9.4% CAGR for Aspen)

✓      Underwriting   profitability (95.6%   average combined ratio   for Endurance versus a   higher 96.7% for Aspen)

✓     Efficiency (average   expense ratio of 29.0%   for Endurance versus a   much higher 33.5% for   Aspen)

Consistent with their general disregard for good corporate governance, when presented with a compelling proposal from Endurance, Aspen’s board members and management did nothing to advance your interests, and are doing everything within their power to protect their own positions. Endurance, on the other hand, remains fully committed to delivering its highly attractive premium and compelling opportunity for future value directly to Aspen shareholders.

In the final analysis, the Aspen board is attempting to prevent you from receiving a highly attractive premium for your shares that exceeds what we believe it can deliver on a standalone basis. Endurance’s proposal of $49.50 per Aspen common share with a combination of 40% cash and 60% Endurance common shares (based on Endurance’s unaffected closing share price on April 11, 2014) represents:

•	a 25.7% premium to Aspen’s unaffected closing share price of $39.37 on April 11, 2014;

•	a 19.5% premium to Aspen’s unaffected all-time high share price of $41.43 on December 31, 2013;

•	1.16x Aspen’s March 31, 2014 diluted book value per share and 1.21x Aspen’s December 31, 2013 diluted book value per share; and

•	11.8x 2014 consensus Street earnings estimates for Aspen.

WHAT ASPEN’S BOARD AND MANAGEMENT HAVE FAILED TO ACHIEVE

FOR 10 YEARS, WE ARE PREPARED TO DELIVER TODAY.

Do not let Aspen’s attempts at obfuscation – by using irrelevant metrics, by focusing on thousandths of a percentage point or by relying on measurement dates that distort the true premium of Endurance’s offer – distract you from the truth: the Endurance proposal represents a unique opportunity for Aspen’s shareholders to realize a highly attractive premium value for their shares. In completely refusing to engage in any discussion with us regarding our proposal, Aspen’s board and management are demonstrating their failure to align with and act in the best interests of the true owners of Aspen – its shareholders.

The two proposals before you today are intended to allow you to take concrete action towards realizing the significant value of Endurance’s proposal and to give Aspen shareholders the voice they deserve.

Vote the enclosed WHITE card FOR Endurance’s two pro-shareholder initiatives:

1. Special General Meeting – A written requisition to convene a special general meeting of Aspen shareholders to consider a proposal at that meeting to increase the size of Aspen’s board of directors from 12 to 19 directors. If the proposal is approved at the special general meeting, a majority of Aspen’s directors will stand for election at Aspen’s 2015 annual general meeting, thereby giving Aspen shareholders the ability to hold their board directly accountable for their failure to be responsive to the best interests of the company’s true owners.

Aspen’s classified board, coupled with its restrictive bye-law provisions, have necessitated this action to ensure Aspen’s shareholders have a voice in the direction of their company.

2. Scheme of Arrangement – A shareholder authorization to support the proposal of a Scheme of Arrangement by Endurance, a process that will entail the holding of a court-ordered meeting of Aspen shareholders to directly consider and vote on Endurance’s acquisition proposal.

Your support for the authorization concerning the Scheme of Arrangement does not require you to vote for the Scheme if the court-ordered meeting is held; it merely expresses your support for such a meeting at which your voice can finally be heard.

A court-ordered meeting on a Scheme of Arrangement will provide Aspen shareholders with a formal mechanism to put your company back on a course that prioritizes shareholder value creation over the self-preservation agenda of Aspen’s board and management.

The path forward is in YOUR hands. VOTE the WHITE card TODAY to take concrete action towards realizing the significant value of Endurance’s proposed transaction and to tell the Aspen board it’s time to engage with Endurance.

Your vote is extremely important, no matter how many or how few Aspen shares you own. A vote FOR the proposals on the enclosed WHITE card will represent concrete action towards realizing the significant value of Endurance’s proposal and will send a clear message that you want the Aspen board of directors to engage with Endurance. Please vote the WHITE card TODAY by signing, dating and returning the enclosed WHITE card in the postage-paid envelope provided.

We urge you NOT to sign the blue revocation card that you may have received from Aspen. Instead, please sign, date and return the enclosed WHITE card TODAY. Even if you have already signed Aspen’s blue revocation card, you may revoke your previous revocation by signing, dating and returning the enclosed WHITE card.

If you have any questions or need assistance voting your Aspen shares, please contact the firm assisting us with this solicitation, Georgeson Inc., at (877) 278-9672 (toll-free) or via email at enduranceaspen@georgeson.com.

Thank you in advance for your support.

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.

Endurance has set a target date of July 25, 2014 for Aspen shareholders to vote on Endurance’s two proposals and urges Aspen shareholders to vote the WHITE card as soon as possible.

Please visit us at www.endurance-aspen.com for up to date information and copies of past letters and presentations to Aspen shareholders.

If you would like to receive information from us directly, please email us at enduranceaspen@georgeson.com or call us at

(877) 278-9672 (toll-free).

About Endurance Specialty Holdings

Endurance Specialty Holdings Ltd. is a global specialty provider of property and casualty insurance and reinsurance. Through its operating subsidiaries, Endurance writes agriculture, professional lines, property, and casualty and other specialty lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance. We maintain excellent financial strength as evidenced by the ratings of A (Excellent) from A.M. Best (XV size category) and A (Strong) from Standard and Poor’s on our principal operating subsidiaries. Endurance’s headquarters are located at Waterloo House, 100 Pitts Bay Road, Pembroke HM 08, Bermuda and its mailing address is Endurance Specialty Holdings Ltd., Suite No. 784, No. 48 Par-la-Ville Road, Hamilton HM 11, Bermuda. For more information about Endurance, please visit www.endurance.bm.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this press release may include, and Endurance may make related oral, forward-looking statements which reflect our current views with respect to future events and financial performance. Such statements may include forward-looking statements both with respect to us in general and the insurance and reinsurance sectors specifically, both as to underwriting and investment matters. These statements may also include assumptions about our proposed acquisition of Aspen (including its benefits, results, effects and timing). Statements which include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “target,” “anticipate,” “seek,” “will,” “deliver” and similar statements of a future or forward-looking nature identify forward-looking statements in this press release for purposes of the U.S. federal securities laws or otherwise. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995, except to the extent made in connection with Endurance’s exchange offer.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or may be important factors that could cause actual results to differ materially from those indicated in the forward-looking statements. These factors include, but are not limited to, the effects of competitors’ pricing policies, greater frequency or severity of claims and loss activity, changes in market conditions in the agriculture insurance industry, termination of or changes in the terms of the U.S. multiple peril crop insurance program, a decreased demand for property and casualty insurance or reinsurance, changes in the availability, cost or quality of reinsurance or retrocessional coverage, our inability to renew business previously underwritten or acquired, our inability to maintain our applicable financial strength ratings, our inability to effectively integrate acquired operations, uncertainties in our reserving process, changes to our tax status, changes in insurance regulations, reduced acceptance of our existing or new products and services, a loss of business from and credit risk related to our broker counterparties, assessments for high risk or otherwise uninsured individuals, possible terrorism or the outbreak of war, a loss of key personnel, political conditions, changes in accounting policies, our investment performance, the valuation of our invested assets, a breach of our investment guidelines, the unavailability of capital in the future, developments in the world’s financial and capital markets and our access to such markets, government intervention in the insurance and reinsurance industry, illiquidity in the credit markets, changes in general economic conditions and other factors described in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. Additional risks and uncertainties related to the proposed transaction include, among others, uncertainty as to whether Endurance will be able to enter into or consummate the transaction on the terms set forth in the proposal, the risk that our or Aspen’s shareholders do not approve the transaction, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, uncertainty as to whether Aspen shareholders tender into the exchange offer, uncertainty as to the actual premium of the Endurance share component of the proposal that will be realized by Aspen shareholders in connection with the transaction, competitive responses to the transaction, the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated, the risk that the conditions to the closing of the transaction are not satisfied, costs and difficulties related to the integration of Aspen’s businesses and operations with Endurance’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation publicly to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in Aspen’s most recent reports on Form 10-K and Form 10-Q and other documents of Endurance and Aspen on file with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Endurance will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.

Additional Information about the Proposed Transaction and Where to Find It

This press release relates to the offer commenced by Endurance to exchange each issued and outstanding common share of Aspen (together with associated preferred share purchase rights) for $49.50 in cash, 0.9197 Endurance common shares, or a combination of cash and Endurance common shares, subject to a customary proration mechanism. This press release is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Aspen common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and Election and related documents and as amended from time to time, the “Exchange Offer Documents”) that Endurance has filed with the SEC. The Endurance exchange offer will be made only through the Exchange Offer Documents.

This press release is not a substitute for any other relevant documents that Endurance may file with the SEC or any other documents that Endurance may send to its or Aspen’s shareholders in connection with the proposed transaction. Endurance has sent to Aspen shareholders a solicitation statement with respect to the solicitation of (i) written requisitions that the board of directors of Aspen convene a special general meeting of Aspen’s shareholders to vote on an increase in the size of Aspen’s board of directors from 12 to 19 directors and (ii) Aspen shareholder support for the proposal of a scheme of arrangement by Endurance which will entail the holding of a court-ordered meeting of Aspen shareholders at which Aspen’s shareholders would vote to approve a scheme of arrangement under Bermuda law pursuant to which Endurance would acquire all of Aspen’s outstanding common shares on financial terms no less favorable than those contained in its acquisition proposal announced on June 2, 2014 (the “Solicitation Statement”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND THE SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ENDURANCE HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Endurance at the Investor Relations contact below.

Participants in the Solicitation

Endurance and its directors and certain of its executive officers and employees may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about Endurance’s directors, executive officers and employees who may be deemed to be participants in the solicitation, including a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the Solicitation Statement and Endurance’s proxy statement, dated April 9, 2014, for its 2014 annual general meeting of shareholders.

Regulation G Disclaimer

In this press release, Endurance has included certain non-GAAP measures, including return on equity, combined ratio and diluted book value per share. Endurance management believes that these non-GAAP measures, which may be defined differently by other companies, better explain the proposed transaction in a manner that allows for a more complete understanding. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP. For a complete description of non-GAAP measures and reconciliations, please review the Investor Financial Supplement on Endurance’s website at www.endurance.bm.

Additional Information

All references in this press release to “$” refer to United States dollars.

The contents of any website referenced in this press release are not incorporated by reference herein.

Contacts:

Endurance Specialty Holdings Ltd.

Investor Relations

Phone: +1 441 278 0988

Email: investorrelations@endurance.bm

Georgeson

Donna Ackerly and David Drake

Phone: 212 440 9837/9861

Email: dackerly@georgeson.com and ddrake@georgeson.com

Media Relations

Ruth Pachman and Thomas Davies

Kekst and Company

Phone: 212 521 4891/4873

Email: Ruth-Pachman@kekst.com and Tom-Davies@kekst.com

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